Exhibit 99.1

ElectraMeccanica Corrects Announcement about 20 Unit SOLO Cargo Fleet Order

VANCOUVER, British Columbia, March 4, 2022 – ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, would like to correct its prior statement of February 23, 2022, to clarify that the party that is in advanced discussions with the Company on a potential order for 20 SOLO Cargo EVs  is actually Pelican Food Concepts, which is a franchisee of Mountain Mike’s Pizza, and not Mountain Mike’s Pizza, LLC, the franchisor and brand, itself.

Further, while Pelican Food Concepts has agreed to be an initial test, reference and market validation account for ElectraMeccanica, provided that the SOLO Cargo EV vehicles meet its pizza delivery specifications for cost and performance in initial trials, an actual order for 20 vehicles has not yet been formally contracted between the parties.  The parties believe, however, that  an order for 20 vehicles (or a comparably sized order), will be placed once final engineering and production of the vehicles occur, which is expected early in the third quarter of this year.

“We are truly excited about the prospect of becoming one of the first customers for ElectraMeccanica’s SOLO Cargo EV units. It makes a lot of sense for our business needs and the food-delivery part of our restaurant model,” said Phillip Dade, a representative of Pelican Food Concepts. “We feel this unique EV fits well with our sustainability goals as a franchise owner and equally as important it could further enhance our bottom line profitability.”

Given its right-sized capabilities, the SOLO Cargo creates an ideal price point in the market for restaurants that handle their own in-house deliveries. The SOLO Cargo is expected to offer a low total cost of ownership alternative, which incorporates an attractive vehicle acquisition price point, along with lower ongoing maintenance requirements and lower annual insurance premiums. Additionally, the SOLO and SOLO Cargo is expected to support those businesses looking to reduce their carbon footprint by transitioning to an electric vehicle and downgrade their oversized traditional gas-powered fleet vehicles.

Kevin Pavlov, CEO of ElectraMeccanica, added, “Pelican Food Concepts is a great example of the perfect use case for our innovative SOLO Cargo EV in fleet applications. The food-delivery space is growing rapidly, and for those restaurants that handle some or all of their deliveries in house, cost and efficiency are paramount concerns.   The SOLO Cargo EV is expected to directly address the growing need for a scalable delivery solution while also helping businesses and restaurants enhance their profitability in food delivery.

ElectraMeccanica requests that any third party media sites that may have reproduced our news release of February 23, 2022 remove such news release and correct any misstatements, as applicable, based on this corrective news release.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 for the consumer model and $24,500 for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.